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Exhibit 4.14

THIS AMENDED AND RESTATED SECURED CONVERTIBLE PROMISSORY NOTE AND THE SECURITIES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THE SECURITIES HAVE BEEN REGISTERED UNDER SUCH ACT AND ALL SUCH OTHER APPLICABLE LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

SECURED CONVERTIBLE PROMISSORY NOTE

$

        FOR VALUE RECEIVED, INFORMATION SERVICES EXTENDED, INC., a Delaware corporation (the "Maker"), hereby promises to pay to the order of Search Mezzanine Investors LLC, a New York limited liability company ("Holder"), the principal amount of                         ($                        ), together with all other amounts due and owing hereunder and to pay interest on the unpaid principal balance hereof outstanding from time to time, from and including the date hereof until and including the date the principal amount hereof is paid in full, at the rate and at the times set forth in Section 2. On                        , Maker issued an Amended and Restated Secured Convertible Promissory Note (the "Kimberlin Note") to Kevin Kimberlin Partners, L.P., a Delaware limited partnership ("Kimberlin"). The Kimberlin Note amends, restates and replaces that certain promissory note (the "Old Note"), made by Maker payable to the order of Wachovia Bank, N.A. dated June 7, 2002, in the aggregate principal amount of $12,080,000 (and subsequently assigned to Kimberlin). Pursuant to the Assignment Agreement (as defined below), Kimberlin assigned a portion of the Kimberlin Note to Holder, at which time the Kimberlin Note was cancelled and replaced with a new note (the "Replacement Kimberlin Note") and this note (the "Note") (this Note and the Replacement Kimberlin Note are hereinafter collectively referred to as the "Notes").

        1.    Definitions.    For purposes of this Note, the following capitalized terms have the following meanings:

        "Affiliate" means with respect to any Person, any other Person (i) which directly or indirectly through one or more intermediaries controls, or is controls by, or is under common control with, such first Person, (ii) which beneficially owns or holds ten percent (10%) or more of any class of the voting stock of such first Person, or (iii) whereby ten percent (10%) or more of the voting stock (or in the case of a Person which is not a corporation, ten percent (10%) or more of the equity interest) of such other Person is beneficially owned or held by such first Person or by a Subsidiary of such first Person.

        "Local Matters Assignment and Assumption Agreement" shall mean that certain Assignment and Assumption Agreement dated as of the date hereof between Maker, as assignor, and Local Matters, Inc. (formerly known as Aptas, Inc.), a Delaware corporation ("Local Matters"), as assignee, pursuant to which Local Matters agrees to assume all of the Obligations of the Maker under the Notes, effective as of the earlier to occur of (a) the closing of an IPO, and (b) immediately prior to the occurrence of a Change of Control of Local Matters, provided that the transaction contemplated by the Stock Purchase Agreement between Local Matters, Maker and the shareholders of Maker has not been rescinded prior to such date.

        "Assignment Agreement" shall mean that certain Assignment Agreement dated as of the date hereof between Holder and Kimberlin, pursuant to which Kimberlin assigned and transferred to Holder a pro rata share of the Kimberlin Note as set forth in the Assignment Agreement.

        "Business Day" means any day other than (a) Saturday or Sunday or (b) any other day on which banks in the State of New York and the State of Florida are permitted or required to be closed.

        "Change of Control" with respect to an entity shall mean: (i)(A) any consolidation or merger of such entity with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of such entity immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; or (B) any transaction or series of related transactions to which such entity is a party in which in excess of fifty percent (50%) of such entity's voting power is transferred; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by such entity or any successor or indebtedness of such entity is cancelled or converted or a combination thereof; and (ii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of such entity.

        "Collateral" shall have the meaning provided therefor in the Security Agreement.

        "Common Shares" shall mean the shares of common stock, $0.001 par value per share, of Local Matters.

        "Default Rate" shall mean eight percent (8%) per annum.

        "Event of Default" shall have the meaning given to it in Section 6(a).

        "GAAP" means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.

        "Governmental Authority" shall mean any nation or government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government.

        "IPO" means an underwritten initial public offering of the Common Shares of Local Matters pursuant to an effective registration statement under the Securities Act, as then in effect (or any comparable statement under any similar federal statute then in force or effect).

        "Maturity Date" shall have the meaning given to it in Section 3(a).

        "Note" as used herein, shall mean this Secured Convertible Promissory Note.

        "Obligations" shall mean all obligations of the Maker to Holder however created, arising or evidenced, whether direct or indirect, joint or several, absolute or contingent, or now or hereafter existing, or due or to become due, which arise out of or in connection with this Note, the Security Agreement and each other related document, including, without limitation, all reasonable costs incurred by Holder in connection with the enforcement of this Note.

        "Percentage Pro Rata Share" means 100%.

        "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

        "Qualified IPO" means an IPO which raises net proceeds to Local Matters of at least $35 million.

        "Repayment Amount" shall mean, with respect to the Maker and its Subsidiaries on a consolidated basis, during the period commencing on January 1 and ending on December 31 of each year (each, a "Measuring Period"), the amount, if any, equal to the Holder's Percentage Pro Rata Share of an amount equal to (i) the Standalone Cash Flow (as defined herein) during such Measuring Period less (ii) the aggregate amount of all principal and interest payments (in cash or by way of setoff), during such Measuring Period, made by Local Matters (and its Affiliates) to YP Web Partners, LLC, a limited liability company organized and existing under the laws of the State of Louisiana ("YP"), pursuant to that certain promissory note dated April 14, 2005 (the "YP Note") in the aggregate original principal amount of $10,000,000.00.

        "Security Agreement" shall have the meaning given to it in Section 3(e).

        "Standalone Cash Flow" shall mean, with respect to the Maker and its Subsidiaries on a consolidated basis, the amount, if any, equal to (i) 0.20 multiplied by (ii) an amount equal to Maker's net income for the Measuring Period, determined in accordance with GAAP, plus depreciation and amortization expenses, and minus capitalized development expenses and hardware costs, in each case for such Measuring Period.

        "Subsidiary" shall mean, with respect to any Person (herein referred to as the "parent"), any corporation, partnership, association or other business entity (i) of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power or more than fifty percent (50%) of the general partnership interests are, at the time any determination is being made, owned, controlled or held by the parent, or (ii) that is, at the time any determination is made, otherwise controlled by, the parent or one or more Subsidiaries of the parent or by the parent and one or more Subsidiaries of the parent.

        2.    Payment of Interest.

          (a)    Calculation.    Except as otherwise expressly provided in Section 6(b)(i) hereof, interest shall accrue (computed on the basis of actual days elapsed and a year of 360 days) at the rate of six percent (6%) per annum on the unpaid principal amount of this Note outstanding from time to time.

          (b)    Payment.    Interest on the outstanding principal amount of this Note shall be paid semi-annually in arrears on each January 1 and July 1, commencing July 1, 2005, until this Note is repaid in full.

        3.    Payment of Principal on Note and Security.

          (a)    Maturity Date.    The Maker shall pay the principal amount outstanding hereunder together with accrued and unpaid interest thereon on the earlier of (i) March 31, 2013, and (ii) acceleration of the maturity of this Note by Holder pursuant to Section 6(b)(i) (the earlier of such dates, the "Maturity Date").

          (b)    Repayment Amount.

            (i)    Until the Obligations have been indefeasibly paid in full or all outstanding principal plus accrued interest under this Note has been converted into Common Shares, beginning with the calendar year ended December 31, 2006, if there is a Repayment Amount for any Measuring Period, then the Maker shall pay to Holder an amount equal to the lesser of: (z) the Repayment Amount (which Holder shall apply to the outstanding principal and accrued interest under this Note) or (y) the outstanding principal plus accrued interest under this Note at the time of such payment, within ninety (90) days following the end of each such Measuring Period.

            (ii)   At the time of payment of the Repayment Amount, the Maker will deliver or cause to be delivered to Holder a statement (the "Repayment Amount Statement"), setting forth in reasonable detail the method of calculating the Repayment Amount. In the event that Holder objects to the Maker's calculation of the Repayment Amount, then, within 30 days after the delivery to Holder of the Repayment Amount Statement, Holder shall deliver to the Maker a notice describing in reasonable detail Holder's objection to the Maker's calculation (an "Objection Notice"), accompanied by a statement setting forth the dollar amount determined by Holder to represent the Repayment Amount or a request for additional information from the

    Maker that Holder may require in order to determine the Repayment Amount. If Holder does not deliver an Objection Notice to the Maker within the 30-day period referred to in the preceding sentence, then the Maker's calculation of the Repayment Amount shall be binding and conclusive on the Maker and Holder. If Holder delivers an Objection Notice to the Maker within the 30-day period referred to in this paragraph, and if Holder and the Maker are unable to agree upon the calculation of the Repayment Amount within 60 days after an Objection Notice is delivered to the Maker, Holder and the Maker shall select a nationally recognized accounting firm mutually acceptable to them (the "Neutral Accountant") to resolve any remaining objections, the cost of which shall be paid by the party whose assertions regarding the amount of the Repayment Amount differ by the greater amount from the Repayment Amount determined by the Neutral Accountant. If the Maker and Holder are unable to select the Neutral Accountant within 10 days after the commencement of such selection process, the Neutral Accountant shall be PricewaterhouseCooper unless the Maker and Holder agree to another Neutral Accountant within 15 days of the commencement of the selection process. Holder and the Maker shall jointly instruct the Neutral Accountant to resolve any unresolved objections within 30 days after referral of the matter to them, and the determination by the Neutral Accountant of the Repayment Amount shall be conclusive and binding on the Maker and Holder absent fraud or manifest error.

          (c)    Optional Principal Prepayments.    Prior to the Maturity Date, the principal balance of this Note, along with all accrued interest, may be paid by the Maker in whole or in part upon five (5) days prior written notification to Holder without penalty.

          (d)    Reserved.

          (e)    Security Agreement.    The Maker's obligations hereunder shall be secured by all of the assets and other property of Maker pursuant to that certain Security Agreement, between the Maker and Kimberlin, in its capacity as lender and as agent for the Lenders (as defined therein), dated as of the date hereof (the "Security Agreement").

          (f)    Application of Payments.    All payments hereunder shall be applied first to accrued interest and then to principal.

        4.    Affirmative Covenants.    So long as this Note shall remain outstanding or any Obligations shall remain unpaid, the Maker shall:

          (a)    Compliance with Laws.    Comply in all material respects with applicable laws, rules, regulations, and orders, such compliance to include, without limitation, paying before the same become delinquent all taxes, assessments, and governmental charges imposed upon it or upon its property except for good faith contests for which adequate reserves are being maintained.

          (b)    Notice of Defaults and Events of Default.    Provide to Holder, as soon as possible and in any event within three (3) business days after the occurrence of each event which either (i) is an Event of Default, or (ii) with the giving of notice or lapse of time or both would constitute an Event of Default, a written notice setting forth the details of such event and the action which is proposed to be taken by the Maker with respect thereto.

        5.    Reserved.

        6.    Events of Default.

          (a)    Definition.    For purposes of this Note, an "Event of Default" shall be deemed to have occurred if:

            (i)    all or any part of the interest on or principal of this Note is not paid when and as the same shall become due and payable, whether at maturity, by acceleration, by notice of prepayment, or otherwise, and such default remains more than thirty (30) days after Holder provides written notice to Maker of such default;

            (ii)   a default shall occur in the observance or performance in any of the other covenants or agreements of the Maker contained herein or in the Security Agreement and shall continue for thirty (30) consecutive days after written notice thereof from Holder; or

            (iii)  the Maker makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Maker bankrupt or insolvent; or any order for relief with respect to the Maker is entered under the Federal Bankruptcy Code; or the Maker petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Maker, or of any substantial part of the assets of the Maker, or commences any proceeding relating to the Maker under any bankruptcy reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction; or any such petition or application is filed, or any such proceeding is commenced, against the Maker and either (x) the Maker by any act indicates its approval thereof, consent thereto or acquiescence therein or (y) such petition, application or proceeding is not dismissed within sixty (60) days.

          (b)    Consequences of Events of Default.

            (i)    If an Event of Default has occurred and shall be continuing beyond any applicable cure period, then the principal of this Note and the interest accrued hereon will, upon written notice from Holder (provided no further notice shall be required for an Event of Default under clause 6(a)(i)), forthwith become and be due and payable, if not already due and payable. If payment of this Note is accelerated, then the outstanding principal balance thereof shall bear interest at the Default Rate from and after the date of notice by the Maker to Holder of the Event of Default. The Maker agrees to pay to Holder all reasonable out-of-pocket costs and expenses incurred by Holder in any effort to enforce the Maker's obligations under this Note and pay interest at the Default Rate on such costs and expenses to the extent not paid when demanded.

            (ii)   Holder shall also have any other rights which Holder may have been afforded under any contract or agreement at any time and any other rights which Holder may have pursuant to applicable law. Holder may exercise any and all of its remedies under the Security Agreement contemporaneously or separately from the exercise of any other remedies hereunder or under applicable law.

            (iii)  The Maker hereby waives diligence, presentment, protest and demand and notice of protest and demand, dishonor and nonpayment of this Note, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time and that Holder may accept security for this Note or release security for this Note, all without in any way affecting the liability of the Maker hereunder.

        7.    Conversion.

          (a)    Mandatory Conversion.    Effective as of the closing of the IPO, the entire outstanding principal balance of this Note plus all accrued and unpaid interest thereon shall automatically convert into that number of Common Shares as set forth in Section 7(b).

          (b)    Conversion Procedure and Price.

            (i)    The number of Common Shares issuable upon conversion shall be equal to the entire outstanding principal balance of this Note plus all accrued and unpaid interest thereon as of the closing of the IPO divided by the price per Common Share in the IPO.

            (ii)   Any such conversion of this Note shall be deemed to have been effected as of the closing of the IPO. At such time as such conversion has been effected, the rights of Holder as such holder shall cease, and Holder shall be deemed to have become the holder of record of the Common Shares represented thereby.

            (iii)  As soon as possible after a conversion has been effected (but in any event within five (5) business days), Local Matters shall deliver to Holder, a certificate or certificates representing the number of Common Shares (excluding any fractional share) issuable by reason of such conversion in such name or names and such denomination or denominations as Holder has specified to Local Matters in writing.

            (iv)  If any fractional Common Share would, except for the provisions hereof, be deliverable upon conversion of this Note, Local Matters, in lieu of delivering such fractional share, shall pay Holder an amount equal to the value of such fractional share.

            (v)   The issuance of certificates for Common Shares upon conversion of this Note shall be made without charge to Holder for any issuance tax in respect thereof or other cost incurred by the Maker or Local Matters, as the case may be, in connection with such conversion and the related issuance of Common Shares. Upon conversion of this Note, Local Matters shall take all such actions as are necessary in order to ensure that the Common Shares issuable with respect to such conversion shall be validly issued, fully paid and nonassessable.

            (vi)  Local Matters shall not close its books against the transfer of Common Shares issued or issuable upon conversion of this Note in any manner which interferes with the timely conversion of this Note. Holder, upon the request of Local Matters, at Local Matters' sole expense, shall assist and cooperate with Local Matters in making any required governmental filings or in obtaining any government approval prior to or in connection with the conversion of this Note (including, without limitation, making any filings required to be made by Local Matters).

            (vii) Local Matters shall take all such actions as may be necessary to assure that all such Common Shares may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Shares may be listed (except for official notice of issuance which shall be immediately delivered by Local Matters upon each issuance).

            (viii)  In case of any recapitalization, reclassification or change of the outstanding securities of Local Matters or of any reorganization of Local Matters or any similar corporate reorganization on or after the date hereof (a "Restructuring"), then lawful and adequate provisions shall be made so that in each such case the Holder, upon conversion of this Note at any time after the consummation of such Restructuring, shall be entitled to receive, in lieu of the shares or other securities and property receivable upon conversion of this Note prior to such Restructuring, the shares or other securities or property (including cash) to which the Holder would have been entitled upon such consummation if the principal and interest due under this Note had been converted immediately prior thereto, all subject to further adjustment as provided hereunder; and in each such case, the terms of this Section 7 shall be applicable to the shares or other securities properly receivable upon conversion of the principal and interest due under this Note, as applicable, after the consummation of such Restructuring.

        8.    Lost, Stolen, Destroyed or Mutilated Notes.    In case this Note shall be mutilated, lost, stolen or destroyed, the Maker shall issue a new Note of like date, tenor and denomination and deliver the same in exchange and substitution for and upon surrender and cancellation of such mutilated Note, or in lieu of this Note being lost, stolen or destroyed, upon receipt of evidence satisfactory to the Maker, including an executed affidavit of an authorized Holder officer, of the loss, theft or destruction of such Note.

        9.    Amendment and Waiver.    Except as otherwise expressly provided herein, the provisions of this Note may be amended and the Maker may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Maker has obtained the prior written consent of Holder.

        10.    Cancellation.    After all principal and accrued interest, and any other Obligations, at any time owed with respect to this Note have been paid in full or this Note has been converted in its entirety in accordance with its terms, this Note shall immediately be surrendered to the Maker for cancellation and shall not be reissued.

        11.    Interpretation.    For the purposes of this Note, all dollar amounts and references to "$" or "Dollar" shall be deemed to refer to United States of America dollars.

        12.    Place of Payment.    Payments of principal and interest are to be paid to Holder by wire transfer in accordance with the following instructions:

      Search Mezzanine Investors, LLC
      ABA #
      Account #
      RE: ISX Loan Payment

or to such other address or to the attention of such other person as specified by prior written notice to the Maker.

        13.    Governing Law.    This Note shall be governed by and construed in accordance with, the laws of the State of New York.

        14.    Notices.    All notices and other communications provided for under this Note shall be in writing (including by facsimile) and addressed, delivered or transmitted in accordance with the Local Matters Assignment and Assumption Agreement.

        15.    Transfer.    Upon the acquisition of Maker or Local Matters (or any of their Affiliates) by a third party, Maker may assign this Note, the Replacement Kimberlin Note, and the Security Agreement and all of its rights and obligations hereunder and thereunder to such third party upon written notice to Holder and Kimberlin. In addition, Maker may assign this Note, the Replacement Kimberlin Note, and the Security Agreement and all of its rights and obligations hereunder and thereunder to Local Matters at any time upon written notice to Holder and Kimberlin, subject to Local Matters' obligations thereunder as set forth in the Local Matters Assignment and Assumption Agreement. This Note may not be assigned by the Holder without the prior written consent of Maker.

[Remainder of Page Intentionally Left Blank]

        IN WITNESS WHEREOF, the Maker has executed and delivered this Note as of the date first set forth above.

INFORMATION SERVICES EXTENDED, INC.
By:	/s/ EDGAR DOWNS Name: Edgar Downs Title: President and Chief Executive Officer

Schedule to Form of Secured Convertible Promissory Note Payable to Search Mezzanine Investors LLC

Name	Note Amount	Date
Search Mezzanine Investors LLC	$4,058,252.00	May 19, 2005
Search Mezzanine Investors LLC	$1,349,514.56	June 30, 2005
Search Mezzanine Investors LLC	$281,553.43	August 2, 2005

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SECURED CONVERTIBLE PROMISSORY NOTE